2006 Annual Report



07053502



ARIES
MARITIME TRANSPORT LIMITED


STENA COMPASSION

Corporate Profile

■ Through the ownership of double hulled products tankers and quality container vessels, Aries plays a significant role in meeting the worldwide demand for petroleum products as well as diverse industrial and consumer goods.

Focused on operational excellence, Aries Maritime provides its customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal standards.

Financial Highlights

(in thousands of U.S. Dollars except share data)		*Year ended December 31,*	
	2004	2005	**2006**
INCOME STATEMENT DATA			
Revenues from voyages	$ 48,269	$ 75,905	**$ 94,199**
Operating expenses	(29,205)	(43,953)	**(71,794)**
Net operating income	33,788	31,952	**22,405**
Other expenses	(8,515)	(17,181)	**(20,206)**
Net income	25,273	14,771	**2,199**
Basic and diluted earnings per share	1.56	0.64	**0.08**
EBITDA[1]	39,085	44,054	**43,517**
EBITDA per share	2.42	1.91	**1.53**
Weighted average number of shares	16,176,877	23,118,466	**28,416,877**
BALANCE SHEET DATA			
Total assets	$245,725	$377,898	**$458,040**
Total liabilities	229,072	222,217	**325,452**
Total debt[2]	206,960	183,820	**284,800**
Stockholders' equity	16,653	155,681	**132,588**

(1) See EBITDA reconciliation on page 41 in this annual report.
(2) Total debt represents the aggregate of current and long-term debt.


$45
36
27
18
9
0
'04 '05 '06
EBITDA
(In Millions)


$100
80
60
40
20
0
'04 '05 '06
Revenues
(In Millions)


15
12
9
6
3
0
'04 '05 '06
Growth in Fleet
(Number of delivered ships)



Letter From the CEO

Aries Maritime was founded with the goal of operating in two shipping sectors that possess attractive long-term fundamentals with independent growth drivers. In an effort to continue to position Aries to take advantage of these strong fundamentals, we further executed our fleet expansion plan during 2006 and at the same time continued to secure period charter coverage for the fleet. While we are pleased with the success we had in these important areas, we were confronted with some challenges during the year which resulted in out-of-service time for select vessels. To address this issue, we have taken proactive measures to further improve our commercial and technical operations and are committed to ensuring that our operations meet the highest standards.

Fleet Growth Following our 2005 IPO, we worked diligently to grow the Company's products fleet. Toward the end of 2005, we took delivery of the Chinook, a 2001-built Handymax products tanker. Building on this success, we took delivery of the Stena Compassion, a Panamax newbuilding, and its sister ship, the Stena Compass, during the first half of 2006. These strategic acquisitions enabled Aries to increase its products tanker fleet by 47% on a deadweight tonnage basis since the Company's IPO. Consistent with Aries' focus on growing its fleet based on certain acquisition criteria, these acquisitions further improved the fleet's age profile and enhanced the Company's position for taking advantage of the strong long-term demand for seaborne transportation of products primarily due to the geographic dislocation between areas of refining capacity and areas of consumption. In exploring future opportunities to strategically grow our fleet, we will remain true to this approach.

Commercial Operations While we are pleased by the developments in our fleet expansion efforts, the Company experienced higher than expected out-of-service time during 2006 which affected its performance. As a result, during 2006, we implemented important measures aimed at increasing our utilization rate to best serve shareholders. After hiring an independent firm to review the structural integrity of our fleet, we appointed a new Fleet Manager with 30 years of experience in the shipping industry. This senior-level position calls for greater oversight of our entire fleet operations and establishes a more well-defined communications system between Aries and its main service providers. Beyond implementing measures designed to reduce vessel out-of-service time, we continued to maintain our focus on further improving the cost effectiveness of the Company's operations and have rolled out strategic cost control measures, including enhanced IT systems, improved crewing selection and purchasing of stores and parts.

Time Charter Coverage In addition to our concentration on further improving the Company's fleet operations, we have maintained our focus on locking away vessels on profitable period charters with leading international charterers. We believe the execution of our charter strategy enables Aries to enhance its long-term revenue and earnings visibility.

Consistent with this approach, a number of our vessels commenced period charters at attractive rates during 2006, including our two Panamax newbuildings. As part of our period charter agreements, we also entered into profit sharing arrangements under favorable terms, effectively providing the Company with the opportunity to benefit from future rate increases without sacrificing the stability provided by the base rate.

Currently, approximately 93% of Aries' fleet is secured on period charters with 40% of its products tanker fleet on period charters containing profit sharing components. With the majority of the Company's products tankers still fixed on older period charters at rates below current market rates, we are well positioned to renew contracts at accretive levels.

Maintaining a Commitment to Stable Dividends Aries' vision since its inception has been to provide shareholders with stable dividends over the long term. For 2006, the Company distributed an aggregate dividend of $0.61 per share. Clearly, we are not pleased by the payout that we made and do not believe it is an accurate reflection of the earnings power of Aries' fleet.

Going forward, our goal is to improve our dividend distribution for 2007 and beyond. With an expanded fleet, improved operating platform and strong period charter coverage, we believe Aries has positioned itself to accomplish this critical objective.

The Year Ahead We are encouraged by the progress we have made to date, which we believe bodes well for our future performance. Currently, all 15 vessels are fully operational and we have further strengthened the period charter coverage of our fleet.

As we continue to seek opportunities to increase our secured revenue stream, we will maintain our opportunistic approach focused on signing long-term agreements at attractive rates, securing new employment for vessels well before the expiration of their respective charters and incorporating profit sharing arrangements when the terms benefit the Company and its shareholders.

Complementing our focus on signing long-term contracts for our fleet, we will continue to seek opportunities to grow Aries. In further pursuing our growth strategy, we will do so with a commitment to meeting well-defined acquisition criteria that enable us to enhance our industry position, and increase our dividend and earnings potential over the long term.

In Appreciation of a Dedicated Team I would like to thank our employees for all of their hard work and dedication. Our Company was confronted by considerable challenges in 2006 and I appreciate how our entire team has responded so positively. Aries' Board of Directors also made key contributions throughout the year and I would like to recognize its efforts. Finally, I would like to thank our customers and shareholders for their continued support. We look forward to sharing our progress with you in the future.



Mons S. Bolin
President and Chief Executive Officer

■ We believe the execution of our charter strategy enables Aries to enhance its long-term revenue and earnings visibility. Consistent with this approach, a number of our vessels commenced period charters at attractive rates during 2006, including our two Panamax newbuildings.

- During a time in which Aries made significant progress growing its fleet, the Company closed on a new $360 million fully revolving credit facility.


CMA CGM MAKASSAR



Letter From the CFO

In 2006, Aries Maritime drew upon its financial flexibility and disciplined approach to expand its fleet. Despite the execution of its growth plan, the Company's financial performance during 2006 was affected by higher than expected out-of-service time. As Aries continues to make progress in further strengthening its commercial and technical operations, we remain focused on establishing a solid financial platform in order to distribute stable dividends over the long term and expand our industry position.

Building on the November 2005 delivery of the Chinook, a 2001-built Handymax products tanker, we took delivery of two Panamax newbuildings, the Stena Compassion and the Stena Compass, during the first half of 2006. Through our fleet expansion efforts, we have grown our products tanker fleet by 47% on a deadweight tonnage basis and reduced its average age since our IPO in June 2005.

During a time in which Aries made significant progress growing its fleet, the Company closed on a new $360 million fully revolving credit facility. This innovative syndicated facility was substantially oversubscribed, demonstrating our ability to garner support from leading shipping banks led by The Bank of Scotland and Nordea Bank Finland. We used the proceeds of our expanded facility, which has a five-year term at a competitive price, to replace our less advantageous $140 million term loan facility and $150 million revolving credit facility. With an undrawn element included in our credit facility, we stand ready to pursue additional strategic growth opportunities that meet our return criteria.

While we are pleased with our ability to meet important objectives related to enhancing our financial flexibility and expanding our fleet, Aries' financial performance during the year was hindered by vessel out-of-service time. We have taken proactive steps to reverse this trend and are pleased that our entire fleet is currently fully employed. For 2006, we reported net income of $2.2 million, or $0.08 basic and diluted earnings per share, on revenue of $94.2 million. Of note, our 2006 results include an unrealized net loss of $1.8 million from the change in the fair value of interest rate swaps used to hedge our exposure to U.S. interest rates on our debt.

In addition to our active approach to managing our cost of capital through the use of interest rate hedges, we remain committed to the integrity of our financial reporting and have taken steps to comply with Section 404 of the Sarbanes-Oxley Act. As part of these efforts, we appointed Ernst & Young as Aries' internal auditor in addition to PricewaterhouseCoopers as Aries' external auditor. While maintaining a commitment to transparent financial reporting, we are also focused on adhering to U.S. best practices in terms of disclosure and corporate governance.

I would like to thank our finance team for their continued support. I would also like to recognize the contribution of our bankers in establishing greater financial flexibility for Aries. We look forward to building upon our financial platform in 2007 and beyond.

Richard J.H. Coxall
Chief Financial Officer

Fleet Expansion

During 2006, the Company maintained its focus on strategically expanding its fleet with quality vessels. Specifically, the Company took delivery of two 72,750 dwt double hulled products tanker newbuildings from Stena Group, a leading international shipping group. Including the delivery of a 38,701 dwt 2001-built double hulled products tanker in November of 2005, Aries has expanded its products tanker fleet by 47% on a tonnage basis since the Company went public in June of 2005.

The acquisition of the three double hulled vessels, the Stena Compassion, the Stena Compass and the Chinook, provides strategic long-term benefits for the Company and its shareholders. First, Aries enhanced its ability to capitalize on the favorable fundamentals for seaborne refined petroleum transportation primarily due to the geographic dislocation between refinery capacity and consumption. Second, the Company increased its potential to realize operational advantages of owning sister ships. Finally, the acquisitions further improve the fleet's age profile, effectively enhancing Aries' future commercial prospects. Currently, all three vessels are secured on profitable period charters that include profit sharing components.

Going forward, Aries will continue to utilize management's disciplined approach in exploring strategic opportunities to expand its fleet. With an intense focus on meeting well-defined acquisition criteria, Aries will be in a position to further enhance its industry role, and long-term earnings and dividend potential.

In addition to management's prudent approach, the Company will rely on its financial flexibility while pursuing future growth. During 2006, the Company closed on a new $360 million fully revolving credit facility led by leading shipping banks, The Bank of Scotland and Nordea Bank Finland. The expanded facility replaced Aries' $140 million term loan facility and $150 million revolving credit facility, which was used to finance the acquisition of the three products tankers since the Company's IPO. Aries' increased financial capacity, including an undrawn commitment under the new facility, bodes well for the Company to capitalize on additional opportunities to acquire modern tonnage for the benefit of shareholders.



- The acquisition of the three double hulled vessels, the Stena Compassion, the Stena Compass and the Chinook, provides strategic long-term benefits for the Company and its shareholders.


STENA COMPASSION
StenaBulk

Fleet List

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double hulled with an average age of 7.7 years. The Company's products tanker fleet consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 17.4 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels, other than the Ostria, currently have period charter coverage. Charters for 40% of the Company's products tanker fleet have profit sharing components.

The following table summarizes information about our products tanker fleet:

Vessel Name	Size	Year Built
Aframax		
Arius	83,790 dwt	1986
Panamax		
Altius	73,400 dwt	2004
Fortius	73,400 dwt	2004
Stena Compass	72,750 dwt	2006
Stena Compassion	72,750 dwt	2006
Handymax		
Ostria	38,701 dwt	2000
Nordanvind	38,701 dwt	2001
Chinook	38,701 dwt	2001
High Land	41,450 dwt	1992
High Rider	41,502 dwt	1991

The following table summarizes information about our container vessel fleet:

Vessel Name	Size	Year Built
CMA CGM Makassar	2,917 TEU	1990
CMA CGM Seine	2,917 TEU	1990
Energy 1	2,438 TEU	1989
MSC Oslo	2,438 TEU	1989
Ocean Hope	1,799 TEU	1989

Aries Maritime Transport Limited

2006 Financial Information

■ Aries Maritime Transport Limited

Selected Consolidated and Combined Financial Information and Other Data

The following table sets forth our selected consolidated and combined financial and other data. The selected consolidated and combined financial and other data may not be indicative of the results we would have achieved had we operated as a public company for the entire period presented or of our future results. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated and predecessor combined carve-out financial statements and related notes. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion in "Lack of Historical Operating Data for Vessels Before their Acquisition" in this annual report in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Subsequent to the year ended December 31, 2006, the Company declared dividends of $0.07 per share in respect to the fourth quarter of 2006. The dividend was paid on March 30, 2007 to stockholders on record as of March 19, 2007.

(Dollars in thousands except per share data)	From inception, March 7, 2003 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005	Year Ended December 31, 2006
Income Statement Data (for period ending)				
Revenue from voyages	$ 7,316	$ 48,269	$ 75,905	**$ 94,199**
Gain on disposal of vessels	—	14,724	—	**—**
Commissions	(150)	(1,189)	(1,323)	**(1,403)**
Voyage expenses	(24)	(312)	(224)	**(4,076)**
Vessel operating expenses	(2,660)	(12,460)	(17,842)	**(27,091)**
General & administrative expenses	(34)	(75)	(1,649)	**(4,226)**
Depreciation	(1,721)	(12,724)	(19,446)	**(29,431)**
Amortization of drydocking and special survey expenses	(271)	(1,552)	(1,958)	**(3,568)**
Management fees	(199)	(893)	(1,511)	**(1,999)**
Net operating income	2,257	33,788	31,952	**22,405**
Interest expense	(1,539)	(8,616)	(18,793)	**(19,135)**
Interest received	5	58	672	**931**
Other income (expenses), net	6	76	(10)	**(214)**
Change in fair value of derivatives	(215)	(33)	950	**(1,788)**
Net income	514	25,273	14,771	**2,199**
Earnings per share (basic and diluted)	$ 0.03	$ 1.56	$ 0.64	**$ 0.08**
Weighted average number of shares (basic and diluted)	16,176,877	16,176,877	23,118,466	**28,416,877**
Balance Sheet Data (at period end)				
Cash and cash equivalents	$ 667	$ 5,334	$ 19,248	**$ 11,612**
Restricted cash	109	4,803	10	**3,242**
Total current assets	890	12,371	22,438	**22,430**
Total assets	45,534	245,725	377,898	**458,040**
Total current liabilities	4,177	34,666	21,356	**29,622**
Current portion of long-term debt	2,667	21,910	—	**—**
Long-term debt, net of current portion	37,743	185,050	183,820	**284,800**
Total liabilities	45,020	229,072	222,217	**325,452**
Total stockholders' equity	514	16,653	155,681	**132,588**
Other Financial Data (for period ending)				
Net cash provided by operating activities	$ 4,426	$ 21,899	$ 36,974	**$ 24,215**
Net cash used in investing activities	(41,612)	(161,773)	(114,001)	**(101,815)**
Net cash provided by financing activities	37,853	144,541	90,941	**69,964**
Net increase (decrease) in cash and cash equivalents	667	4,667	13,914	**(7,636)**
Fleet Data (at period end)				
Number of products tankers owned	2	7	8	**10**
Number of container vessels owned	—	3	5	**5**

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and predecessor combined carve-out financial statements, which we call our consolidated and combined financial statements, and the related notes, and the other financial and other information included in this document. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this document. Reference in the following discussion to "our" and "us" and "the company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

General

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

The combined financial statements included in this document have been carved out of the consolidated financial statements of Aries Energy, which owned and operated seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. From March 17, 2005, the consolidated financial statements reflect the consolidated results of Aries Maritime.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

We acquired our first two vessels, the *High Land* and the *High Rider*, in March 2003. These two vessels were the only vessels in our fleet to operate for the entire year ended December 31, 2004. At various times between April and December 2004, we acquired five products tankers and five container vessels. These ten vessels were placed into service shortly after their respective delivery dates. In December 2004, Aries Energy sold the *Makassar* and the *Seine* to an affiliate. As a result of these disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004.

We exercised an option to re-acquire the *Makassar* and the *Seine* shortly after the closing of the initial public offering and took delivery of these ships in June and July 2005, respectively. In October 2005, contracts were entered into for the purchase of two new products tankers; two 72,750 dwt vessels, *Stena Compass* and *Stena Compassion*. The *Stena Compass* was delivered in February 2006. The *Stena Compassion* was delivered in June 2006. In November 2005 we took delivery of the 2001 built products tanker *Chinook*. As a result of these acquisitions, our fleet consisted of eight products tankers and five container vessels as of December 31, 2005 and ten products tankers and five container vessels as of December 31, 2006.

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and oil products and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our products tankers and container vessels; and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- onboard safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel hire management;
- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;
- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

- charter rates and periods of charterhire;
- vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;
- depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;
- financing costs related to our indebtedness, which totalled $284.8 million at December 31, 2006; and
- fluctuations in foreign exchange rates.

The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgments. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. This forward-looking financial information has been prepared by us, and is our responsibility.

You should read the following discussion together with the information contained in the table of vessel information entitled "Our Fleet." The net daily charterhire rates detailed in that table under "Net Daily Charterhire Rate" are fixed rates and all detailed vessels, except *Bora*, now named *Ostria*, which is currently trading in the spot market, are employed under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. Fourteen of our fifteen vessels are employed, on period charters and, with the exception of the *Stena Compass* and *Stena Compassion*, are employed on time charters. The *Stena Compass* and *Stena Compassion* charters are bareboat charters. The average remaining term under our existing period charters on our fleet was 1.5 years as of December 31, 2006 with 30% of the charter parties for our products tankers containing profit sharing arrangements. The *Ostria* (ex *Bora*) and *MSC Oslo* (ex *SCI Tej*) were not employed on period charter as of December 31, 2006. Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days up to a maximum of 60 days.

The daily net charterhire under our existing charter agreements is increased by any profit sharing and by the amortization of the deferred revenue associated with our assumption of charters when acquiring certain vessels. The total profit sharing earned during the year ended December 31, 2006 was $572,012. The total deferred revenue amortization in respect of the relevant vessels was $11.7 million during the year ended December 31, 2006. The recognition of deferred revenue will only continue for the duration of the charters assumed with the acquisition of the relevant vessels.

Vessels typically operate for 360 days per year, which is a level commonly used as an industry average. The five days of non-operation per year are to provide for time spent in dry-dock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days in any year, charterhire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred revenue, of $82.5 million in the year ended December 31, 2006. An average 1.4% decrease in charterhire income for the vessels then comprising our fleet would have resulted in a decrease of revenues by $1.1 million to $81.4 million.

With regard to total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, the ship management agreements with Magnus Carriers for the twelve vessels under Magnus Carriers' technical management set out the initial twelve months agreed total daily vessel operating expenses. For further information on the ship management agreements with Magnus Carriers please read "Technical and Commercial Management of Our Fleet." Any variance between the agreed total vessel operating expenses and the actual total vessel operating expenses is shared equally between Magnus Carriers and us. The daily operating expenses detailed in the table under "Our Fleet" in the column headed "Daily total vessel operating expenses" represents the initial agreed vessel operating expenses under our management agreements with Magnus Carriers, with the exception of the daily operating expense detailed for *Chinook*, which is the actual daily vessel operating expense for 2006 as this vessel is not managed by Magnus Carriers. *Chinook* is subject to a ship management agreement with an unrelated company, which contains no variance sharing arrangement. *Stena Compass*, which was delivered in February 2006 and *Stena Compassion*, which was delivered in June 2006, are both employed on bareboat charters and under such contracts the charterer is responsible for vessel operating expenses.

The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, dry-docking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricants prices. The ship management agreements provide for a cost of inflation increase in total vessel operating expenses of 3% per annum and are subject to adjustment every three years.

On the basis of total vessel operating expenses for the twelve ships subject to the management agreements with Magnus Carriers, at the initial level contained in those management agreements as set out in the table of vessel information under "Our

Fleet," the aggregate of the daily total vessel operating expenses was $57,400. Following the 3% increase during the year ended December 31, 2006, in accordance with the terms of the management agreements, the aggregate of the daily total vessel operating expenses for the twelve vessels managed by Magnus Carriers was $59,122.

During the year ended December 31, 2006, we incurred vessel operating expenses and management fees to Magnus Carriers for the twelve ships under its management totaling $33.4 million. Under the management agreements with Magnus Carriers, the vessel operating expenses and management fees for the same period were expected to total $19.8 million. The "Vessel operating expenses" reported in our consolidated and combined financial statements for the year ended December 31, 2006 have been adjusted to reflect the variance sharing contribution due from Magnus Carriers of $6.5 million under the terms of the management agreements.

Revenues At December 31, 2006, all our revenues were derived from the time, bareboat and voyage charters of our ten products tankers and five container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately one month to 3.7 years, with an average of approximately 1.5 years as of December 31, 2006. Our vessels have been employed with these charterers for periods ranging from 2 months to 3.2 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended December 31, 2006 reflect the operation of eight products tankers and five container vessels for the entire year. During the year ended December 31, 2006, we took delivery of two additional products tankers, which increased our revenues for that period in relation to the year ended December 31, 2005. During the year ended December 31, 2006, the products tanker *Citius*, now named *Arius*, was out of service for 7 months undergoing major works and the products tanker *Bora*, now named *Ostria*, recorded 264 non-revenue days due to dry-docking for repairs and vessel upgrades. Non-revenue days are defined as the days the vessel was in our possession, but off-hire or out-of-service and not earning charterhire. In addition, certain of our vessels were out of service due to scheduled dry-docking and special survey, upgradings and preventative maintenance works for a total of 304 days. These periods of off-hire and out-of-service time reduced our revenues for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 6.50%, with an average of 2.92%. We do not pay chartering commissions for vessels on bareboat charters.

Voyage Expenses Voyage expenses are incurred due to a vessel's travelling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent's fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General & Administrative Expenses These expenses include executive and director compensation, audit fees, liability insurance premium and company administration costs.

Gain on Disposal of Vessels Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates Foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers, a related party, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months' notice, while Magnus Carriers has no such option.

Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which ranged from $4,400 to $5,100 per vessel per day initially. The budgeted initial total vessel operating expenses, which include the management fees paid to Magnus Carriers of $146,000 per annum per vessel initially, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the *Chinook*, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Critical Accounting Policies Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated and predecessor combined carve-out financial statements included herein.

Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful life, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of the vessels. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

In the year ended December 31, 2006, a one year reduction in useful life would increase our total depreciation charge by $2.4 million.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs Our vessels are required to be dry-docked every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition Revenues are generated from bareboat, time and voyage charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

Bareboat and time charter revenues are recorded over the term of the charter as service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Results of Operations

For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues Total revenues increased by approximately 24% to $94.2 million in the year ended December 31, 2006 compared to $75.9 million in the year ended December 31, 2005. This increase is primarily attributable to the growth of the Company's fleet (we acquired two products tankers, *Stena Compass* and *Stena Compassion*) and increase in operating days and certain vessels commencing period charters at higher rates of charter-hire during the year ended December 31, 2006. Out-of-service and off-hire time for certain vessels, primarily the products tankers *Citius*, now named *Arius*, and *Bora*, now named *Ostria*, during the year ended December 31, 2006 partially offset the increase in revenue.

During the year ended December 31, 2006 vessel operating days totalled 5,265, compared to total vessel operating days of 4,042 for the year ended December 31, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the year ended December 31, 2006 were 4,485 days compared to 3,998 days for the year ended December 31, 2005. The Company defines revenue days as the total days the vessels were not off-hire or out of service.

Of the total revenue earned by our vessels during the year ended December 31, 2006, 56% was earned by our products tankers and 44% by our container vessels.

We have recognized $11.7 million of deferred revenue during the year ended December 31, 2006 compared to $9.3 million during the year ended December 31, 2005, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition.

Commissions Chartering commissions increased by approximately 8% to $1.4 million in the year ended December 31, 2006, compared to $1.3 million in the year ended December 31, 2005. This increase is primarily due to the aggregate effect of an increase in operating days.

Voyage Expenses Voyage expenses increased by approximately 1,950% to $4.1 million in the year ended December 31, 2006, compared to $0.2 million in the year ended December 31, 2005. This increase is primarily due to the costs incurred by certain vessels travelling on voyage charters and to repair facilities during the year ended December 31, 2006. During the year ended December 31, 2005, all vessels were employed on time charters, under which the charterers are responsible for voyage expenses.

Vessel Operating Expenses Vessel operating expenses increased by approximately 52% to $27.1 million during the year ended December 31, 2006, compared to $17.8 million during the year ended December 31, 2005. This increase is mainly attributable to the greater number of operating days during the year ended December 31, 2006 and higher average fleet running costs partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. The Magnus Carriers managed vessel operating expenses for the year ended December 31, 2006 were budgeted at $18 million. Excluding this budget variance sharing arrangement, vessel operating expenses were $31.6 million for the year ended December 31, 2006 compared to $18.7 million for the year ended December 31, 2005.

Of the total vessel operating expenses during the year ended December 31, 2006, 54% was incurred by our products tankers and 46% by our container vessels.

General & Administrative Expenses General and administrative expenses increased by approximately 162% to $4.2 million in the year ended December 31, 2006 compared to $1.6 million in the year ended December 31, 2005. This increase is primarily due to the Company operating as a public company for the entire year ended December 31, 2006 and costs associated with implementing requirements of the Sarbanes-Oxley Act of 2002 incurred during 2006.

Depreciation and Amortization Depreciation increased by approximately 52% to $29.4 million during the year ended December 31, 2006 compared to $19.4 million during the year ended December 31, 2005. Amortization of dry-docking and special survey costs increased by 84% to $3.5 million in the year ended December 31, 2006, compared to $1.9 million in the year ended December 31, 2005. These increases are primarily due to the growth of the Company's fleet and increase in operating days during the year ended December 31, 2006 as well as higher dry-docking and special survey expenses.

The $5 million one-time accelerated payment by Magnus Carriers in respect of the capitalized costs of the *Citius*, now named *Arius*, has been recognized as a reduction in capitalized costs. This accelerated contribution by Magnus Carriers made during 2006 was in full and final settlement of its share of the costs of the works the vessel underwent during the period from December 3, 2005 to July 31, 2006.

Management Fees to Related Party Management fees paid to Magnus Carriers increased by 27% to $1.8 million in the year ended December 31, 2006 compared to $1.5 million in the year ended December 31, 2005. This increase is primarily due to the increase in operating days.

Interest Expense Total interest expense increased by approximately 1% to $19 million during the year ended December 31, 2006, compared to $18.8 million during the year ended December 31, 2005. Interest expense on loans increased by approximately 81% to $16.3 million, compared to $9.0 million for the year ended December 31, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in debt and financing days. Interest expense relating to amortization of deferred financing costs and debt discount decreased by approximately 83% to $1.6 million during the year ended December 31, 2006, compared to $9.2 million during the year ended December 31, 2005. During the year ended December 31, 2005, amortization of debt discount as a result of refinancing was $7.6 million. Debt discount was fully amortized during the year ended December 31, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 150% to $1 million during the year ended December 31, 2006, compared to $0.4 million during the year ended December 31, 2005. This increase is primarily due to the increase in deferred revenue amortization.

Interest Rate Swaps The marking to market of our seven interest rate swaps in effect as of December 31, 2006 resulted in an unrealized loss of $1.8 million, compared to an unrealized gain for the year ended December 31, 2005 of $0.95 million, due to the change in fair value over the period. We had three interest rate swaps in place as of December 31, 2005. In April 2006, one of these identical swaps was cancelled with a settlement in our favor of $0.49 million. On July 5, 2006, we entered into five additional swaps for a total notional amount of $100 million. Our seven interest rate swaps comprise two sets of swaps. We entered into a set of five interest rate swaps with a termination date of April 4, 2011 for a notional amount of $20 million each, under which we pay a maximum fixed rate of 5.63%. The marking to market valuation of this set of five interest rate swaps as at December 31, 2006 resulted in an unrealized loss of $2.5 million. We also entered into a set of two swaps with a termination date of March 6, 2009 for a notional amount of $46.67 million each, under which we pay a maximum fixed rate of 4.88%. The marking to market valuation of this set of two swaps as at December 31, 2006 resulted in an unrealized gain for the Company of $0.67 million.

Foreign Exchange Rates During the year ended December 31, 2006 a charge of $0.4 million was recorded due to adverse movement in foreign exchange rates. Foreign exchange differences are included in General & Administrative Expenses.

Net Income Net income was $2.2 million in the year ended December 31, 2006, compared to $14.8 million in the year ended December 31, 2005, a decrease of 85%. This decrease is primarily due to the greater number of out-of-service and off-hire days, higher fleet running costs, increased voyage expenses as fuel and port dues were incurred in connection with certain vessels on voyage charters and travelling to repair yards, costs associated with operating as a publicly traded company, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US interest rates on its debt.

For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues Total revenues increased by approximately 57% to $75.9 million in the year ended December 31, 2005 compared to $48.3 million in the year ended December 31, 2004. This increase is primarily attributable to the growth of the Company's fleet and associated increase in operating days during the year ended December 31, 2005. We have also recognized in our total revenues $1.8 million of provisions for a cargo claim, speed claims and off-hire periods based on a review of all outstanding trade receivables at the year ended December 31, 2005.

At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. In December 2004 Aries Energy sold the CMA CGM *Seine* and CMA CGM *Makassar*. Revenue from the employment of the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the *High Land* and *High Rider*, which were the only vessels to operate for the entire year ended December 31, 2004, was $9.1 million. The company benefited from a full year of operation of these vessels during 2005.

During the year ended December 31, 2005 we acquired one products tanker, *Chinook*, two container vessels, CMA CGM *Seine* and CMA CGM *Makassar* and contracts were entered into for the purchase of two new products tankers, *Stena Compass* and *Stena Compassion*. *Stena Compass* was delivered in February 2006 and *Stena Compassion* was delivered in June 2006. Revenue from the three vessels delivered during the year ended December 31, 2005 was $10.8 million and revenue from the other vessels in the fleet was $65.1 million.

Of the total revenue earned by our vessels during the year ended December 31, 2005, 57% was earned by our products tankers and 43% by our container vessels.

We recognized $9.3 million of deferred revenue during the year ended December 31, 2005 compared to $9.1 million during the year ended December 31, 2004, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition. This increase was primarily due to the acquisition of the products tanker *Chinook* in November 2005.

Commissions Chartering commissions increased by approximately 8% to $1.3 million in the year ended December 31, 2005, compared to $1.2 million in the year ended December 31, 2004. This increase is primarily due to the aggregate effect of an increase in operating days associated with growth of the Company's fleet and reduced chartering commissions paid to Magnus Carriers following implementation of new ship management agreements during the year ended December 31, 2005.

Vessel Operating Expenses Vessel operating expenses increased by approximately 42% to $17.8 million during the year ended December 31, 2005, compared to $12.5 million during the year ended December 31, 2004. This increase is primarily due to the aggregate effect of the growth of the Company's fleet and associated increase in operating days, together with the implementation under the new ship management agreements of our arrangement with Magnus Carriers to share equally in expenses in excess of the budgeted amounts. Excluding the budget variance sharing arrangement, total vessel operating expenses were $18.7 million for the year ended December 31, 2005.

Total vessel operating expenses for the vessels delivered during the year ended December 31, 2005 were $2.2 million.

Of the total vessel operating expenses during the year ended December 31, 2005, 59% was incurred by our products tankers and 41% by our container vessels.

General & Administrative Expenses General and administrative expenses were $1.6 million in the year ended December 31, 2005. Before the initial public offering the main elements of general and administrative expenses, such as executive and director compensation, audit fees, liability insurance premium and company administration costs, were accounted for within the administrative costs of the ship management company.

Depreciation and Amortization Depreciation increased by approximately 53% to $19.4 million during the year ended December 31, 2005 compared to $12.7 million during the year ended December 31, 2004. Amortization of dry-docking and special survey costs increased by 27% to $1.9 million in the year ended December 31, 2005, compared to $1.5 million in the year ended December 31, 2004. These increases are primarily due to the growth of the Company's fleet and associated increase in operating days.

Management Fees to Related Party Management fees paid to Magnus Carriers increased by 67% to $1.5 million in the year ended December 31, 2005 compared to $0.9 million in the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days, together with the payment of the management fees contained in the new ship management agreements.

Interest Expense Total interest expense increased by approximately 119% to $18.8 million during the year ended December 31, 2005, compared to $8.6 million during the year ended December 31, 2004. Interest expense on loans increased by approximately 47% to $9.0 million, compared to $6.1 million for the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in financing days. Interest expense relating to amortization of deferred financing costs increased by approximately 327% to $9.4 million during the year ended December 31, 2005, compared to $2.2 million during the year ended December 31, 2004. This increase is primarily due to the acceleration of amortization of deferred financing costs and debt discount. Interest expense incurred from discounting the deferred revenue expense increased by approximately 33% to $0.4 million during the year ended December 31, 2005, compared to $0.3 million during the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet.

Interest Rate Swaps The marking to market of our three interest rate swaps in effect as of December 31, 2005 resulted in a gain of $0.95 million, compared with a loss as of December 31, 2004 of $0.03 million, due to the change in fair value over the period. Interest rates were higher at the end of December 2005, compared with the end of December 2004.

Net Income Net income was $14.8 million in the year ended December 31, 2005, compared to $25.3 million in the year ended December 31, 2004, a decrease of 41%. This decrease is primarily due to there being no disposal of vessels during the year ended December 31, 2005 compared with a gain on disposal of vessels of $14.7 million during the year ended December 31, 2004.

Liquidity and Capital Resources

Overview We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. On April 27, 2006 we refinanced all our indebtedness under our existing credit facility, which we refer to as our old credit facility, with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, and which provides for the long term financing of the fleet and which provides approximately $53 million of undrawn commitment as of April 3, 2007 to enable future growth of the Company through further vessel acquisitions. As of December 31, 2006 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new credit facility agreement, (5) maintenance of cash reserves to provide for contingencies and (6) payment of dividends. During the year ended December 31, 2006, we paid the balance of the purchase price of $112.2 million and took delivery of the two products tankers, *Stena Compass* and *Stena Compassion*.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our existing credit facility will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read "Indebtedness" below.

Cash Flows As of December 31, 2006, 2005 and 2004, we had cash balances of $14.9 million, $19.2 million and $10.1 million, respectively.

For the year ended December 31, 2006, our net cash provided by operating activities was $24.2 million, compared with $36.97 million during the year ended December 31, 2005, a decrease of 34.5%. This decrease was primarily due to an increase of dry-docking and special survey costs which were $15.1 million during the year ended December 31, 2006 compared to $1.9 million during the year ended December 31, 2005.

For the year ended December 31, 2006, our net cash used in investing activities was $101.8 million, compared with $114 million in the year ended December 31, 2005, a decrease of 11%. This decrease was primarily due to lower expenditure on vessel acquisitions during the year ended December 31, 2006.

In the year ended December 31, 2006, our net cash provided by financing activities was $69.96 million, compared to $90.9 million in the year ended December 31, 2005, a decrease of 23%. This decrease was primarily due to lower proceeds from the issuance of long-term debt and higher dividend payments.

For the year ended December 31, 2005, our net cash provided by operating activities was $36.97 million compared to $21.9 million during the year ended December 31, 2004, an increase of 69%. This increase was primarily due to an increase in the number of vessels in our fleet and associated increase in operating days during the year ended December 31, 2006.

For the year ended December 31, 2005, net cash used in investing activities was $114 million compared to $161.8 million in the year ended December 31, 2004, a decrease of 29%. This decrease was primarily due to lower expenditure on vessel acquisitions during the year ended December 31, 2005. In addition, for the year ended December 31, 2004, proceeds from the disposal of vessels of $59.9 million contributed to our net cash used in investing activities.

In the year ended December 31, 2005, our net cash provided by financing activities was $90.9 million, compared to $144.5 million in the year ended December 31, 2004, a decrease of 37%. This decrease was primarily due to lower proceeds from the issuance of long-term debt.

In each of these years, our investing activities primarily related to funding our investments in our vessels. During the year ended December 31, 2006, we purchased two vessels compared with the year ended December 31, 2005, during which we purchased three vessels and the year ended December 31, 2004, during which we purchased eight vessels.

The net cash provided by financing activities in the year ended December 31, 2006 related primarily to drawings under our new credit facility, which was used to (i) refinance our old $140 million drawn term loan, (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the *Stena Compass* and (iii) complete the purchase of the *Stena Compassion.*

In the year ended December 31, 2005, the net cash provided by financing activities related primarily to the net proceeds of the initial public offering and drawings of debt under our old credit facility, which was used in the refinancing of existing debt and related obligations and payment of $6.5 million in settlement of the participation liability. The participation liability related to additional participation arrangements under a fee agreement related to certain of the loans outstanding with the Bank of Scotland as of December 31, 2004.

In the year ended December 31, 2004, the net cash provided by financing activities related to funding our investments in our vessels.

Indebtedness We had long-term debt outstanding of $284.8 million at December 31, 2006, compared to $183.8 million at December 31, 2005 and $214.6 million at December 31, 2004. Our long-term debt at December 31, 2006 represents amounts borrowed under our new credit facility. As of December 31, 2006, borrowings under our new credit facility bore an annual interest rate, including the margin of 6.55%.

We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

We entered into a $360 million fully revolving credit facility, which we refer to as our new credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers. We have used the new credit facility to (i) refinance our old $140 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the *Stena Compass* and (iii) to complete the purchase of the *Stena Compassion.* The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

- each vessel must be a double-hulled crude or products tanker or container vessel;
- each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;
- each vessel's purchase price may not exceed its fair market value;
- each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

The new credit facility may also be used to the extent of $5.0 million for general corporate purposes.

For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The $338 million remaining commitment as of April 3, 2007 contained in the credit agreement is subject to an $11 million reduction every six months from October 3, 2007, with the residual commitment, after the equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one installment in April 2011. As of April 3, 2007 the amount available to draw down is $53 million.

Indebtedness under the new credit facility bears interest at an annual rate equal to LIBOR plus a margin equal to:

- 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and
- 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and
- 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and
- 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

We paid a one-time arrangement fee of approximately $2.3 million at the initial drawdown of the facility together with the first year's agency fee of $50,000, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

- our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;
- free cash and cash equivalents plus the undrawn element of the $5 million portion of the new credit facility available for general corporate purposes must be no less than 5% of interest bearing debt;
- the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis. Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant would not be met as of December 31, 2006, and our lenders agreed to lower this ratio to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00, which we believe we will meet. With effect from January 3, 2007 and until the lower ratio no longer applies, we will pay an increased margin of 1.75%;
- our current liabilities, excluding deferred revenue and derivative financial instruments, may not exceed our current assets, excluding derivative financial instruments; and
- the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1.0 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

- the failure to pay principal, interest, fees, expenses or other amounts when due;
- breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;
- the failure of any representation or warranty to be materially correct; the occurrence of a material adverse change (as defined in the credit agreement);
- the failure of the security documents or guarantees to be effective;
- judgments against us or any of our subsidiaries in excess of certain amounts; and
- bankruptcy or insolvency events; and the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

As of December 31, 2006 significant existing contractual obligations and contingencies consisted of our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2006 (all figures in thousands of U.S. Dollars):

Contractual Obligations	Payment Due by Period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligation[1]	284,800	0	0	284,800	0
Interest payments[2]	78,102	18,652	37,274	22,176	0
Vessel operating expenses[3]	194,874	20,664	43,207	45,838	85,165
Management fees[4]	18,707	1,899	3,837	4,071	8,900
Rental agreement[5]	751	68	148	164	371
Total	577,234	41,283	84,466	357,049	94,436

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of December 31, 2006.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2006, assuming a weighted average interest rate of 6.549% per annum.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007 and until the relaxation of the interest cover financial covenant no longer applies the margin will be 1.75%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the two swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the new credit facility.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1 million in our interest expense on the $91.5 million unhedged element of drawings under the new credit facility for the year ended December 31, 2006.

Foreign Exchange Rate Exposure Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2006, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $81,273.

Recent Accounting Developments In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157) "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS No. 157 will be effective for the Group for the year beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Subsequent Events

MSC Oslo The vessel changed its name to *MSC Oslo* from *SCI Tej* and entered into a 2-year time charter to MSC on March 8, 2007 at a daily rate of $15,000 net of commissions.

Chinook In February 2007, the *Chinook* entered into an 18-month time charter (extendable by 12 months at the charterer's option) with the Stena Group at a daily rate of $17,062.50 net of commissions, which includes a profit sharing component of 50% for the Company.

Dividend On March 9, 2007 the Directors of Aries Maritime declared a dividend of $ 0.07 per share in respect of the fourth quarter of 2006. The dividend was paid on March 30, 2007 to shareholders on record as of March 19, 2007.

Our Fleet

Vessel Name	Size	Year Built	Charterer	Charter Expiration	Net Daily Charterhire Rate	Daily Total Vessel Operating Expenses
Products Tankers						
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860	$4,500
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860	$4,500
Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988	$5,000
Ostria (ex Bora)	38,701 dwt	2000	Spot market			$5,000
High Land	41,450 dwt	1992	Trafigura	Through 4/08	$16,575	$4,700
High Rider	41,502 dwt	1991	Trafigura	Through 4/08	$16,575	$4,700
Arius (ex Citius)	83,970 dwt	1986	ST Shipping	Through 7/07 with one 6-month extension at charterers' option	Minimum of $17,550, maximum of $18,281 + 50% of profits over and above $18,000	$4,800
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing	N/A
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing	N/A
Chinook	38,701 dwt	2001	Stena Group	Through 8/08	$17,062 + 50% of profits over and above $17,500	$5,300*
Container Vessels						
CMA CGM Makassar	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400	$5,100
CMA CGM Seine	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400	$5,100
Energy 1 (ex ANL Energy)	2,438 TEU	1989	IRISL	Through 4/08 with one 6-month extension at charterers' option	$17,297	$4,800
MSC Oslo (ex SCI Tej)	2,438 TEU	1989	MSC	Through 3/09	$15,000	$4,800
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07	$13,956	$4,400

*Refers to the actual daily vessel operating expenses during 2006.

■ Aries Maritime Transport Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Aries Maritime Transport Limited

We have audited the accompanying consolidated balance sheets of Aries Maritime Transport Limited (the "Group") as of December 31, 2006 and December 31, 2005, and the related consolidated and predecessor combined carve-out statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated and predecessor combined carve-out financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Aries Maritime Transport Limited at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.

April 19, 2007
Athens, Greece

■ Aries Maritime Transport Limited

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)	Notes	December 31, 2005	December 31, 2006
ASSETS			
Current assets			
Cash and cash equivalents		$ 19,248	$ 11,612
Restricted cash	4	10	3,242
Trade receivables, net		176	1,960
Other receivables		60	172
Derivative financial instruments	14	401	671
Inventories	5	645	1,496
Prepaid expenses		521	338
Due from managing agent		84	444
Due from related parties	18	1,293	2,495
Total current assets		22,438	22,430
Vessels and other fixed assets, net	6	341,225	431,396
Advances for vessel acquisitions		11,363	—
Deferred charges, net	9	2,872	4,214
Total non-current assets		355,460	435,610
Total assets		$377,898	$458,040
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable, trade	7	$ 4,598	$ 11,828
Accrued liabilities	8	2,880	7,289
Deferred income		3,163	1,947
Derivative financial instruments	14	—	2,547
Deferred revenue	11	10,715	6,011
Total current liabilities		21,356	29,622
Long-term debt	10	183,820	284,800
Deferred revenue	11	17,041	11,030
Total liabilities		222,217	325,452
Commitments and contingencies	10,16	—	—
Stockholders' equity			
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued			
Common Stock, $0.01 par value, 100 million shares authorized, 28.4 million shares issued and outstanding at December 31, 2006 (2005: 28.4 million shares)		284	284
Additional paid-in capital		155,397	132,304
Total stockholders' equity		155,681	132,588
Total liabilities and stockholders' equity		$377,898	$458,040

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.

■ Aries Maritime Transport Limited

Consolidated and Predecessor Combined Carve-out Statements of Income

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)	Notes	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
REVENUES:				
Revenue from voyages	11,13	$ 48,269	$ 75,905	**$ 94,199**
Gain on disposal of vessels		14,724	—	—
EXPENSES:				
Commissions	18	(1,189)	(1,323)	**(1,403)**
Voyage expenses		(312)	(224)	**(4,076)**
Vessel operating expenses	17,18	(12,460)	(17,842)	**(27,091)**
General & administrative expenses	18	(75)	(1,649)	**(4,226)**
Depreciation	6	(12,724)	(19,446)	**(29,431)**
Amortization of dry-docking and special survey expense	6,18	(1,552)	(1,958)	**(3,568)**
Management fees	18	(893)	(1,511)	**(1,999)**
		(29,205)	(43,953)	**(71,794)**
Net operating income		33,788	31,952	**22,405**
OTHER INCOME/(EXPENSES), NET:				
Interest expense	9,10,11	(8,616)	(18,793)	**(19,135)**
Interest received		58	672	**931**
Other income (expenses), net		76	(10)	**(214)**
Change in fair value of derivatives	14	(33)	950	**(1,788)**
Total other income/ (expenses), net		(8,515)	(17,181)	**(20,206)**
NET INCOME		25,273	14,771	**2,199**
Earnings per share:				
Basic and diluted		$ 1.56	$ 0.64	**$ 0.08**
Weighted average number of shares:				
Basic and diluted		16,176,877	23,118,466	**28,416,877**

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.

■ Aries Maritime Transport Limited

Consolidated and Predecessor Combined Carve-out Statements of Stockholders' Equity

(All amounts expressed in thousands of U.S. Dollars except as indicated)	Notes	Common Stock (Number of Shares in Thousands)	Invested Equity	Share Capital	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003			$ 514				$ 514
Net income			25,273				25,273
Capital contribution			9,834				9,834
Distribution to stockholders			(18,968)				(18,968)
Balance at December 31, 2004			16,653				16,653
Net income			3,807				3,807
Capital contribution	12	1,200	12				12
Balance at March 17, 2005		1,200	20,472				20,472
Reorganization adjustment			(20,472)	$ 12	$ 20,460	$ —	—
Distributions	12	14,977	—	150	(2,058)	—	(1,908)
Net income			—	—	—	10,964	10,964
Proceeds from initial public offering, net	1	12,240	—	122	140,807	—	140,929
Dividends paid	12		—	—	(3,812)	(10,964)	(14,776)
Balance at December 31, 2005		28,417	—	284	155,397	—	155,681
Net income			—	—	—	2,199	2,199
Dividends paid	12		—	—	(23,093)	(2,199)	(25,292)
Balance at December 31, 2006		28,417	$ —	$284	$132,304	$ —	$132,588

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.

■ Aries Maritime Transport Limited

Consolidated and Predecessor Combined Carve-out Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)	Notes	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Cash flows from operating activities:				
Net income		$ 25,273	$ 14,771	$ 2,199
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		12,724	19,446	29,431
Amortization of dry-docking and special survey		1,552	1,958	3,727
Amortization and write-off of deferred financing costs		587	1,598	1,639
Amortization of debt discount		1,480	7,640	—
Amortization of deferred revenue		(9,055)	(9,275)	(11,689)
Unearned revenue		—	(16)	—
Interest expense of deferred revenue		294	430	974
Change in fair value of derivative financial instruments		33	(950)	1,788
Gain on disposal of vessels		(14,724)	—	—
Payments for dry-docking / special survey costs		—	(1,896)	(15,151)
Proceeds for vessel's dry-docking / special survey costs		—	—	5,000
Changes in working capital	15	3,735	3,268	6,297
Net cash provided by operating activities		21,899	36,974	24,215
Cash flows from investing activities:				
Vessel acquisitions		(221,115)	(103,355)	(101,765)
Other fixed asset acquisitions		—	(96)	(50)
Restricted cash for dry-docking payments		(535)	813	—
Proceeds from disposal of vessels		59,877	—	—
Advances for vessel acquisitions		—	(11,363)	—
Net cash used in investing activities		(161,773)	(114,001)	(101,815)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt		246,180	183,820	100,980
Principal repayments of long-term debt		(99,378)	(214,600)	—
Proceeds from termination of derivative financial instruments		—	301	489
Payment of participation liability		—	(6,500)	—
Payment of financing costs		(1,959)	(2,824)	(2,981)
Restricted cash for loan payments		(4,694)	4,793	(3,232)
Proceeds from issuance of capital stock		4,392	140,941	—
Distribution		—	(214)	—
Dividends paid		—	(14,776)	(25,292)
Net cash provided by financing activities		144,541	90,941	69,964
Net increase/ (decrease) in cash and cash equivalents		4,667	13,914	(7,636)
Cash and cash equivalents				
Beginning of year		667	5,334	19,248
End of year		$ 5,334	$ 19,248	$ 11,612
SUPPLEMENTAL CASH FLOW INFORMATION				
Interest paid		$ 5,429	$ 9,838	$ 13,466
Issuance of capital stock		—	150	—
Vessels acquired from issuance of long-term debt		5,000	—	—
Vessels acquired from stockholder contributions		6,141	—	—
Proceeds receivable from disposal of vessels		2,000	—	—
Long-term debt transferred to group		19,767	—	—
Proceeds from disposal of vessels paid to stockholders		3,000	—	—
Liability assumed in connection with vessel acquisitions		22,638	28,387	—
Distribution		—	1,694	—

The accompanying notes are an integral part of these consolidated and predecessor combined carve-out financial statements.

Notes to the Predecessor Combined Carve-out and Consolidated Financial Statements

(All amounts in tables expressed in thousands of U.S. Dollars)

1. Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels worldwide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers worldwide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of certain of the companies listed below (companies 1 through to 12):

Company Name	Country of Incorporation	Vessel Name	Date of Vessel Acquisition
1. Mote Shipping Ltd.	Malta	**	—
2. Statesman Shipping Ltd.	Malta	**	—
3. Trans Continent Navigation Ltd.	Malta	**	—
4. Trans State Navigation Ltd.	Malta	**	—
5. Rivonia Marine Limited	Cyprus	*	—
6. Robin Marine Limited	Cyprus	*	—
7. Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1 ex CMA CGM Energy	April 28, 2004
8. Bora Limited	British Virgin Islands	**	—
9. Dynamic Maritime Co.	Marshall Islands	M/V SCI Tej ex CMA CGM Force	June 1, 2004
10. Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004
11. Vintage Marine S.A.	Marshall Islands	M/T Arius ex Citius	August 5, 2004
12. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004
13. AMT Management Ltd.	Marshall Islands	—	—
14. Land Marine S.A.	Marshall Islands	M/T High Land**	March 7, 2003
15. Rider Marine S.A.	Marshall Islands	M/T High Rider**	March 18, 2003
16. Altius Marine S.A.	Marshall Islands	M/T Altius**	June 24, 2004
17. Seine Marine Ltd.	Marshall Islands	M/V CMA CGM Seine	June 24, 2005
18. Makassar Marine Ltd.	Marshall Islands	M/V CMA CGM Makassar	July 15, 2005
19. Fortius Marine S.A.	Marshall Islands	M/T Fortius**	August 2, 2004
20. Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005
21. Santa Ana Waves Corporation	Marshall Islands	***	—
22. Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	June 16, 2006
23. Compass Overseas Ltd.	Bermuda	M/T Stena Compass	February 14, 2006
24. Ostria Waves Ltd.	Marshall Islands	M/T Ostria ex Bora**/***	May 25, 2004

*These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

**These vessels were transferred from Trans Continent Navigation Ltd., Mote Shipping Ltd., Statesman Shipping Ltd., Trans State Navigation Ltd. and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004 respectively.

***Santa Ana Waves Corporation was incorporated on March 23, 2006. Ostria Waves Ltd. was incorporated on November 27, 2006.

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime had been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the reorganization, therefore reserves were represented by "Invested Equity."

In a group reorganization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel-owning companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group."

2. Summary of Significant Accounting Policies

Principles of Combination and Consolidation The predecessor combined carve-out and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon combination and consolidation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's loan payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the Group has not written off any trade receivables during these periods.

Inventories Inventories which comprise of bunkers, lubricants, provisions and stores remaining on board the vessels at period end are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

The component of each new vessel's initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel's cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessel's capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessel's costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two-and-a-half years, respectively. If a special survey and/or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Debt Finance Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of December 31, 2006 and 2005 there is no such participation liability.

Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

Deferred Revenue The Group values any liability arising from the below market value bareboat and time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate, is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years

Financing Costs Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses Revenues are generated from bareboat, time and voyage charters. Bareboat, time and voyage charter revenues are recorded over the term of the charter as the service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income.

(All amounts in tables expressed in thousands of U.S. Dollars)

If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2004, 2005 and 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively.

Segment Reporting The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

Cash Flow Statement The consolidated statements of cash flows for all periods presented have been reclassified to reflect dry-docking and special survey costs as operating activities instead of investing activities to conform to the presentation adopted by the Group starting January 1, 2006. This reclassification resulted in the decrease of net cash used in investing activities in the amount of $1.9 million in the year ended December 31, 2005 (2004: $NIL). This reclassification had no impact on our Consolidated and Predecessor Combined Carve-out Balance Sheets, Statements of Income or Statements of Stockholders' Equity.

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current year.

3. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157) "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS No. 157 will be effective for the Group for the year beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

4. Restricted Cash

	December 31, 2005	December 31, 2006
Retention account	$—	$3,232
Restricted account	10	10
	$10	$3,242

Cash deposited in the retention account was made available for loan interest payments within three months of being deposited.

5. Inventories

	December 31, 2005	December 31, 2006
Lubricants	581	750
Bunkers	—	699
Provisions (stores)	64	47
	645	1,496

6. Vessels and Other Fixed Assets

Details are as follows:

	Other fixed assets	Cost of vessel	Special survey	Dry-docking	Total
Cost					
Balance at December 31, 2003	$ —	$ 30,572	$ 967	$ 700	$ 32,239
Additions	—	263,938	2,834	1,967	268,739
Disposals	—	(59,177)	(474)	(438)	(60,089)
Balance at December 31, 2004	—	235,333	3,327	2,229	240,889
Additions	96	131,079	1,528	1,031	133,734
Balance at December 31, 2005	96	366,412	4,855	3,260	374,623
Additions	50	112,361	1,562	14,356	128,329
Proceeds received	—	—	—	(5,000)	(5,000)
Balance at December 31, 2006	**146**	**478,773**	**6,417**	**12,616**	**497,952**
Accumulated Depreciation and Amortization					
Balance at December 31, 2003	—	(1,721)	(157)	(114)	(1,992)
Charge for the year	—	(12,724)	(773)	(779)	(14,276)
Disposals	—	4,127	77	70	4,274
Balance at December 31, 2004	—	(10,318)	(853)	(823)	(11,994)
Charge for the year	(9)	(19,437)	(920)	(1,038)	(21,404)
Balance at December 31, 2005	(9)	(29,755)	(1,773)	(1,861)	(33,398)
Charge for the year	(26)	(29,405)	(1,290)	(2,437)	(33,158)
Balance at December 31, 2006	**$(35)**	**$ (59,160)**	**$(3,063)**	**$ (4,298)**	**$ (66,556)**
Net book value—December 31, 2004	—	225,015	2,474	1,406	228,895
Net book value—December 31, 2005	87	336,657	3,082	1,399	341,225
Net book value—December 31, 2006	**$111**	**$419,613**	**$ 3,354**	**$ 8,318**	**$431,396**

During the year ended December 31, 2006, the Group acquired two vessels, none of which included the assumption of bareboat charters which had rates of hire below the market value at the delivery date. In 2005, three vessels were acquired and in 2004, five vessels were acquired with rates of hire below market value. The cost of these vessels in 2005 and 2004 totalled $103.2 million and $107.4 million respectively. The fair value of the liability associated with the time charters was $28.3 million in 2005 and $22.6 million in 2004.

During the year ended December 31, 2006, the Group received $158,000 (2005: $NIL) from Magnus Carriers for special survey and dry-docking amortization, pursuant to the excess cost sharing arrangement contained in the management agreements (refer to note 16). The amount was received in respect of the difference between the amortization of actual dry-docking and special survey expenses and the budgeted amounts and has been recognized as a reduction in these expenses (refer to note 18).

Under the ship management agreements with Magnus Carriers, the Group received $5 million during the year ended December 31, 2006, by way of a one-time accelerated payment in respect of the dry-docking costs of the M/T Arius. This $5 million has been recognized as a reduction in the capitalized costs (refer to note 18).

7. Accounts Payable

	December 31, 2005	December 31, 2006
Suppliers	$2,106	$ 8,002
Agents	626	615
Trade creditors	1,866	3,211
	$4,598	$11,828

8. Accrued Liabilities

	December 31, 2005	December 31, 2006
Accrued interest	$ 7	$ 4,613
Other accrued expenses	617	1,870
Crew payroll	422	484
Claims	1,834	322
	$2,880	$ 7,289

9. Deferred Charges

	Financing Costs
Net Book Value at December 31, 2003	$ 274
Additions	1,959
Amortization	(321)
Deferred charges written off	(266)
Net Book Value at December 31, 2004	1,646
Additions	2,824
Amortization	(837)
Deferred charges written off	(761)
Net Book Value at December 31, 2005	2,872
Additions	2,981
Amortization	(877)
Deferred charges written off	(762)
Net Book Value at December 31, 2006	$4,214

10. Long-Term Debt

Vessel	Balance as of December 31, 2006
M/T Altius	$ 17,333
M/V CMA CGM Seine	13,565
M/T Ostria ex Bora	11,220
M/T Nordanvind	11,890
M/T High Land	9,043
M/T High Rider	8,708
M/T Arius ex Citius	7,201
M/V Ocean Hope	8,373
M/V Energy 1 ex CMA CGM Energy	10,885
M/V SCI Tej ex CMA CGM Force	10,885
M/V CMA CGM Makassar	13,565
M/T Fortius	17,332
M/T Chinook	32,600
M/T Stena Compass	56,100
M/T Stena Compassion	56,100
Total	284,800
Short-term	—
Long-term	284,800
	$284,800

Senior Secured Credit Agreement Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries collateralized by first preferred mortgages over their vessels which have a net book value of $419.6 million at December 31, 2006 (2005: $336.7 million), excluding capitalized dry-docking and special survey costs. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one installment in April 2011.

The debt agreement also contains various covenants, which the Company is required to meet quarterly, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and retention account and (g) minimum insurance values. In addition, Magnus Carriers is required to maintain a credit balance in an account with the lender of at least $1 million (See also Note 18). The debt agreement also requires the Group's two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company.

As at December 31, 2006 repayments of the long-term debt under the new credit facility are due as follows:

	000s
2009	$ 1,800
2010	22,000
2011	261,000
Total amount	$284,800

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at December 31, 2006 was 6.62% p.a. for the revolving credit facility.

Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant contained in the debt agreement would not be met and the lender granted a relaxation from 3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the relaxation will not apply and the ratio reverts back to 3.00 to 1.00. With effect from January 3, 2007 and until the relaxation of this covenant no longer applies, the Company will pay an increased margin of 1.75%.

Settlement of Fee Agreement with Bank Certain loans with an aggregate outstanding amount of $135.7 million at December 31, 2004 contained additional participation arrangements with the Bank of Scotland. With $6.5 million of the proceeds of the Company's initial public offering, these obligations were settled in full on June 17, 2005.

11. Deferred Revenue

	Deferred revenue
December 31, 2003	$ —
Additions	22,638
Amortization	(9,055)
Interest	293
Deferred revenue written off on disposal of vessels	(5,662)
December 31, 2004	8,214
Additions	28,387
Amortization	(9,275)
Interest	430
December 31, 2005	27,756
Amortization	(11,689)
Interest	974
December 31, 2006	17,041
Short-term	6,011
Long-term	11,030
	$ 17,041

12. Stockholders' Equity

(a) On incorporation of the Company on January 12, 2005, 12,000 shares were issued with a par value of $1 per share resulting in net proceeds of $12,000. On January 17, 2005, the Company proceeded with a stock split resulting in 1,200,000 shares of $0.01 each.

(b) In April 2005, the Company paid a dividend to existing stockholders of $1.9 million. $214,000 of the dividend was paid in cash and the balance of $1.7 million was settled by the transfer of two Group companies to existing stockholders. In June 2005, the Company paid a dividend of $150,000, which the Company settled by the issuance of 14,976,877 shares.

(c) On November 28, 2005, the Company paid a dividend of $14.7 million to existing stockholders.

(d) During the year ended December 31, 2006, the Company paid dividends totalling $25.2 million to existing stockholders.

13. Revenue from Voyages

The Group operates on a worldwide basis in one operating segment—the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

	December 31, 2004	December 31, 2005	December 31, 2006
North America	$ —	$ —	$ 5,962
Australia	—	—	5,609
Europe	12,302	27,413	25,406
Asia	21,846	30,896	34,710
Africa	10,571	4,186	9,169
South America	3,550	13,410	13,343
	$48,269	$75,905	$94,199

During the year ended December 31, 2006, the Group received 65% of its income from four charterers (31%, 13%, 11% and 10%, respectively).

During the year ended December 31, 2005, the Group received 91% of its income from five charterers (33%, 16%, 15%, 14% and 13%, respectively).

During the year ended December 31, 2004, the Group received 79% of its income from three charterers (43%, 23% and 13%, respectively).

14. Financial Instruments

Fair Values The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash account, trade and other receivables, due from managing agent, due from related parties, derivative financial instruments and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

Credit Risk The Group believes that no significant credit risk exists with respect to the Group's cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Group by chartering its vessels to established international charterers (refer to note 13).

(All amounts in tables expressed in thousands of U.S. Dollars)

Interest Rate Swaps Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Group monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Group has a policy of entering into contracts with counterparties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Group does not believe it is necessary to obtain collateral arrangements.

The Group has entered into interest rate swap agreements detailed as follows:

Counterparty	Value Date	Termination Date	Notional Amount Dec. 31, 2006/2005	Maximum fixed rate Dec. 31, 2006/2005	Floating Rate	Fair value Dec. 31, 2005	Fair value Dec. 31, 2006
SMBC Bank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	—	(505)
Bank of Ireland	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	—	(504)
HSH Nordbank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	—	(502)
Nordea Bank	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	—	(506)
Bank of Scotland	03/07/06	04/04/11	20,000	5.63%	3-month LIBOR	—	(530)
						—	(2,547)
Fortis Bank	03/01/06	03/06/09	46,667	4.885%	3-month LIBOR	127	—
Nordea Bank	03/01/06	03/06/09	46,667	4.885%	3-month LIBOR	121	340
Bank of Scotland	03/01/06	03/06/09	46,667	4.885%	3-month LIBOR	153	331
						401	671

These interest rate swaps are used to hedge the interest expense arising from the Group's long-term borrowings detailed in Note 10. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The total fair value change of the interest rate swaps indicated above is shown in the income statement. These amounts were a loss of $1.8 million for the year ended December 31, 2006, a gain of $950,000 for the year ended December 31, 2005 and a loss of $33,000 for the year ended December 31, 2004. These fair values are based upon valuations received from the relevant financial institutions. The related asset or liability is shown under derivative financial instruments in the balance sheet.

15. Changes in Working Capital

	December 31, 2004	December 31, 2005	December 31, 2006
(Increase) decrease in			
Trade receivables	$ (302)	$ 120	$(1,784)
Other receivables	(114)	54	(112)
Inventories	(352)	(210)	(851)
Prepaid expenses and other	(299)	(192)	183
Due from managing agent	—	(84)	(360)
Due from related parties	(1,582)	(152)	(1,202)
Increase (decrease) in			
Accounts payable, trade	3,518	936	7,230
Accrued liabilities	1,061	1,684	4,409
Deferred income	1,805	1,112	(1,216)
	$ 3,735	$3,268	$ 6,297

16. Commitments and Contingent Liabilities

(a) Commitments *Management Agreements* From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party with common ultimate beneficial stockholders. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

From November 30, 2005, Chinook Waves Corporation commenced operating the vessel M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and received an initial annual management fee of Euro 128,000.

Rental Agreement On November 21, 2005 AMT Management Ltd. entered into an office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from December 1, 2005 for ten years at a monthly rental of Euro 4,000 plus stamp duty ($5,000) (see Note 18).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of December 31, 2006:

2007	1,968
2008	1,963
2009	2,023
2010	2,085
2011 and thereafter	11,420
	19,459

(b) Contingencies *Legal Proceedings* There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

17. Taxation

The Group is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies' vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

18. Transactions Involving Related Parties

(a) Management Fees The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company with common ultimate beneficial stockholders, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.8 million for the year ended December 31, 2006, $1.5 million for the year ended December 31, 2005 and $0.9 million for the year ended December 31, 2004 which is separately reflected in the statements of income.

(b) Commissions Magnus Carriers and Trampocean S.A., related companies with common ultimate beneficial stockholders, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The Group paid these companies fees for chartering services of $34,000 for the year ended December 31, 2006, $50,000 for the year ended December 31, 2005 and $368,000 for the year ended December 31, 2004. These commissions relate to agreements between Magnus Carriers and the vessel-owning subsidiaries. From the effective date of the new ship management agreements Magnus Carriers may only receive commissions on new charters. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

(c) Rental Agreement During 2005, the Group entered into a rental agreement with a related party, a company with common ultimate beneficial stockholders (see note 16). The Group paid $62,000 to the related party during the year ended December 31, 2006 (2005: $4,000 and 2004: $NIL).

(All amounts in tables expressed in thousands of U.S. Dollars)

(d) Amounts Due from/to Related Parties Amounts due from related parties were $2.5 million at December 31, 2006 and $1.2 million at December 31, 2005. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies with common ultimate beneficial stockholders with the Group, consisting of $27,000 (due from) at December 31, 2006 and $392,000 (due from) at December 31, 2005 and (ii) Magnus Carriers Corporation, consisting of $2.5 million (due from) at December 31, 2006 and $901,000 (due from) at December 31, 2005. There are no terms of settlement for these amounts as of December 31, 2006.

(e) Crewing Some crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $288,000 for the year ended December 31, 2006, $310,000 for the year ended December 31, 2005 and $278,000 for the year ended December 31, 2004.

(f) General and Administrative Expenses During the year ended December 31, 2006 the Group paid directors' fees of $619,000 (2005: $467,000 and 2004: $NIL). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

(g) Contributions Under Management Agreements During the year ended December 31, 2006 the Group received $5 million in full and final settlement by Magnus Carriers of the dry-docking expenses incurred by M/T Arius. This amount has been deducted from the vessel's dry-docking expenses (refer to note 6). During the year ended December 31, 2006 the Group received an additional $6.5 million (2005: $812,000) from Magnus Carriers under the ship management cost-sharing agreements for vessel operating expenses. These amounts are reflected in the operating expenses of the vessels in the income statement. Also received during the year ended December 31, 2006 was an amount of $159,000 (2005: $NIL) for special survey and dry-docking amortization. This amount is reflected in the amortization and dry-docking expense in the income statement.

(h) Vessel Purchase Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases: (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime, and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million or, (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

Pursuant to an agreement dated December 28, 2004 Aries Maritime exercised its right to acquire CMA CGM Seine and CMA CGM Makassar in June 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005 respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, President and Chief Executive Officer of Aries Maritime, and Gabriel Petridis equally together, ultimately owned 25%). The purchase price paid for the CMA CGM Seine was $35.4 million and for the CMA CGM Makassar was $35.3 million.

(i) Minimum Liquidity Under the Group's new credit facility, Magnus Carriers is required to maintain at least $1 million in an account with the lenders (See Note 10).

19. Post Balance Sheet Events

Dividend On March 9, 2007 the Directors of Aries Maritime declared a dividend of $0.07 per share in respect of the fourth quarter of 2006. The dividend was paid on March 30, 2007 to stockholders on record as of March 19, 2007.

■ Aries Maritime Transport Limited

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information, Holders and Dividends

Our common stock has traded on the Nasdaq National Market under the symbol "RAMS" since our initial public offering on June 3, 2005. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on the Nasdaq National Market:

	High	Low
Fiscal Year Ended December 31, 2006		
First Quarter	$14.36	$12.43
Second Quarter	13.97	10.65
Third Quarter	12.70	9.50
Fourth Quarter	10.81	9.15

Under our dividend policy we intend to pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

During 2006, we paid a First Quarter dividend of $0.14 per share, which was paid on May 31, 2006, a Second Quarter dividend of $0.20 per share, which was paid on August 31, 2006 and a Third Quarter dividend of $0.20 per share, which was paid on November 30, 2006. Also, on March 30, 2007, we paid a dividend in the amount of $0.07 per share in respect of the Fourth Quarter of 2006.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our new credit facility agreement, the provisions of Bermuda law affecting the payment of dividends, and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

We did not repurchase any of our outstanding equity securities during the year ended December 31, 2006.

■ Aries Maritime Transport Limited

Adjusted EBITDA Reconciliation

(All amounts in thousands of U.S. dollars, unless otherwise stated)	Period from inception, March 7, 2003, through December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005	**Year ended December 31, 2006**
ADJUSTED EBITDA[1]				
NET INCOME	514	25,273	14,771	**2,199**
Plus net interest expense	1,534	8,558	18,121	**18,204**
Plus depreciation and amortization	1,992	5,221	12,112	**21,326**
Plus/(minus) change in fair value of derivatives	215	33	(950)	**1,788**
ADJUSTED EBITDA	4,255	39,085	44,054	**43,517**

(1) We consider Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Glossary of Shipping Terms

The following are definitions of certain terms that are commonly used in the shipping industry and in this annual report.

Aframax tanker A tanker with capacity ranging from 80,000 to 124,999 dwt.

Annual survey The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

Bunkers Heavy fuel and diesel oil used to power a vessel's engines.

Charter The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer The party that hires a vessel for a period of time or for a voyage.

Charterhire A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."

Classification society An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

Clean products Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Containers Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

Container vessel A vessel designed to carry standardized containers. Container vessels are mainly "cellular," which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and they may be "geared," which means they are equipped with cranes for loading and unloading containers.

Dirty products Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double hull A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

Dry-docking The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

Dwt Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

Feeder A short-sea vessel that transfers cargo between a central "hub" port and smaller "spoke" ports.

Freight A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.

Gross ton A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

Handy products tanker A tanker with capacity ranging from 27,000 to 37,999 dwt.

Hull Shell or body of a ship.

IMO International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.

Lightering To partially discharge cargo from a vessel anchored offshore to a smaller vessel used to transport the cargo, typically to the shore.

MR tanker A medium-sized tanker with capacity ranging from 38,000 to 54,999 dwt.

Newbuilding A new vessel under construction or just completed.

Off-hire The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

OPA 90 The United States Oil Pollution Act of 1990.

Panamax tanker A tanker with capacity ranging from 55,000 to 79,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Panama Canal.

Petroleum products Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Products tanker A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity insurance Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping The sale of a vessel as scrap metal.

Single hull A hull construction design in which a vessel has only one hull.

Sister ships Vessels of the same class and specifications typically built at the same shipyard.

Special survey The inspection of a vessel by a classification society surveyor that takes place every five years.

Spot market The market for immediate chartering of a vessel, usually for single voyages.

Suezmax tanker A tanker with capacity ranging from 125,000 to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Tanker A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.

TCE — Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

TEU — Twenty-foot equivalent unit, which is the standard measure of a container vessel's cargo-carrying capacity. It means the space that is occupied by a container of standard external dimensions.

Time charter — A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

Vessel operating expenses — The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses."

VLCC — A very large crude carrier; a tanker with capacity of 200,000 dwt and over.

Voyage charter — A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

Voyage expenses — Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.



Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, our ability to complete documentation of agreements in principle, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" reflect forward-looking statements.

Board of Directors

Per Olav Karlsen
Director and Chairman

Henry S. Marcus
Director

Panagiotis Skiadas
Director and
Deputy Chairman

Executive Officers

Mons S. Bolin
Director, President and
Chief Executive Officer

Richard J.H. Coxall
Director and
Chief Financial Officer

Corporate Information

Corporate Office
18 Zerva Nap., Street
166 75 Glyfada, Greece
Ph: 30 210 8983787
Fax: 30 210 8983788
www.ariesmaritime.com

Transfer Agent
Computershare Trust
Company, Inc
350 Indiana Street
Suite 800
Golden, Colorado 80401
Ph: 303-262-0600
Fax: 303-262-0700

Stock Listing
NASDAQ Global Market
Symbol: RAMS

Independent Auditor
PricewaterhouseCoopers
268 Kifissias Avenue
152 32 Athens, Greece
Ph: 30 210 6874400
Fax: 30 210 6874444

Legal Counsel
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Ph: 212-574-1200
Fax: 212-480-8421

Investor Relations Contact
The IGB Group
628 Broadway—Suite 403
New York, NY 10012
Ph: 212-477-8438
Fax: 212-477-8636
Leon Berman, Principal

Notice of Annual Meeting
The Company's Annual Meeting of Stockholders will be held on May 23, 2007 in New York, New York.


ARIES
MARITIME TRANSPORT LIMITED

www.ariesmaritime.com

END